Exhibit 14.1

Code of Business Conduct and Ethics

A Message from Our Chief Executive Officer

Dear Associates:

America’s Car-Mart Inc. prides itself on developing and maintaining a strong reputation. There are many aspects to this effort, but Car-Mart's first priority is ensuring that we each adhere to the highest standards of integrity and conduct. Nothing that we do is more important.

Our business is built on the core values of Respect, Integrity, Compassion and Excellence. The Code of Business Conduct and Ethics is an essential tool to maintaining those values by helping to guide our actions. This Code is neither a comprehensive resource nor a substitute for sound judgment; it is a summary of standards intended to drive integrity throughout Car-Mart. I know that learning about the Code and related policies takes time, but knowing the rules of the road is absolutely necessary before we do anything else.

In every market that we do business, we must integrate our core values. Remembering that it is our values and actions in everyday business that will set us apart from our competitors and allow us to achieve our vision of becoming the most respected Buy-Here Pay-Here organization in the country. We must incorporate the letter and spirit of these principles into our actions as we deliver on our commitments to each other, Customers, business partners, shareholders and the communities where we do business.

Thank you for your support.

Hank Henderson

Introduction

Our Company is built upon a foundation of strong core values and business practices. We are fully committed to serving our Customers and employing individuals with personal standards consistent with those core values. Our Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	Full, fair, accurate, timely, and understandable disclosure in reports and documents filed with regulatory agencies and other public communications;
•	Compliance with applicable laws, rules, and regulations;
•	Prompt internal reporting of violations of this Code; and
•	Accountability for adherence to this Code.

Our Code applies to all directors, officers, and Associates of the Company and its subsidiaries. Agents and contractors of the Company are also expected to read, understand, and abide by this Code.

This Code will help guide your conduct in the course of our business. Many of the principles described in this Code are, however, general in nature, and the Code does not cover every situation that may arise. Use common sense and good judgment in applying this Code. If you have any questions about applying the Code, it is your responsibility to seek guidance. This Code is not the exclusive source of guidance and information regarding the conduct of our business. You should consult applicable policies and procedures in specific areas as they apply.

What law applies?

Car-Mart conducts business in many states around the country. Our Associates are residents of many different states and ethnic backgrounds and, as a result, our operations are subject to many different laws, customs, and cultures.

The number of laws and regulations around the country that affect Car-Mart increase and become more complex each year. When it’s possible, this Code of Business Conduct and Ethics will be modified to conform to changes in laws and customs. In some instances, the laws of two or more states will conflict. When you encounter a conflict, contact the Compliance, Legal or Associate Support Departments for guidance.

Our Responsibilities

As a Car-Mart Associate, you are expected to comply with both the letter and the spirit of our Code. This means you must understand and comply with all of our policies, laws and regulations that apply to your job, even if you feel pressured to do otherwise. Our Code also requires you to seek guidance if you have questions or concerns and to cooperate fully in any investigation of suspected violations of the Code that may arise in the course of your employment.

Periodically, you may be asked to provide a written certification that you have reviewed and understand the Company’s Code of Conduct, comply with its standards, and are not personally aware of any violations of the Code by others. This certification is your pledge to live up to our Code and its expectations and to promptly raise concerns about any situation that you think may violate our Code. Associates who violate our Code put themselves, fellow Associates, and our Company at risk and are subject to disciplinary action up to and including termination of employment.

Leaders, by virtue of their positions of authority, must be ethical role models for all Associates.

An important part of a leader's responsibility is to exemplify our Company values and exhibit the highest standards of integrity. Leaders must communicate the seriousness of our Company's expectations for ethical conduct and their own personal support of these expectations by holding everyone accountable for making sound ethical judgments. Leaders must be alert to any situations or actions that may be unethical or potentially damaging to our reputation. They must take prompt action to address such situations and be careful to avoid even the appearance of implicit approval.

Associates who supervise others have an important responsibility to lead by example and maintain the highest standards of behavior. If you supervise others, you should create an environment where Associates understand their responsibilities and feel comfortable raising issues and concerns without fear of retaliation. If an issue is raised, you must take prompt action to address the concerns and correct problems that arise.

You must also make sure that each Associate under your supervision understands our Code and the policies, laws and regulations that affect our workplace. Most importantly, you must ensure that Associates understand that business performance is never more important than ethical business conduct.

Honesty

The Company’s reputation for honesty is one of its greatest strengths. Associates at all levels are expected to maintain the highest level of integrity in all dealings with our Customers, Vendors and fellow Associates. Our credibility with Customers and Vendors is the most important element in our relationship with them. Unethical behavior or misrepresentation to a Customer or a Vendor is strictly against Company policy. It may also be against the law and you could be held personally liable. Unfortunately, it is no secret that the used car industry has been stereotyped with a reputation for being less than completely honest. With that in mind, we take our stance on honesty very seriously. Any intentional misrepresentation or any omission of pertinent facts by an Associate can be grounds for disciplinary action.

Making Good Decisions

Recognizing ethical issues and doing the right thing in all Car-Mart business activities is your responsibility. When engaging in business activities for the Company, consider the following:

•	What feels right or wrong about the planned action?
•	Is the planned action consistent with the Code, Company policies, laws and regulations?

•	How will the planned action appear to your manager, Company executives, the Board, or the general public?
•	Would another person's input help to evaluate the planned action?

Asking Questions and Reporting Concerns

You are obligated to report violations of the Code, the law, or any other Company policy or procedure. If you have questions, concerns, or need to report a known or suspected violation, you should discuss it with your manager, any member of your management team, an Associate Support representative, Compliance or contact the Associate Hotline where you can report your concern confidentially or anonymously. You may be subject to discipline, up to and including termination, for your failure to do so.

Commitment to Non-Retaliation

Any Associate who reports a violation will be treated with dignity and respect and will not be subjected to any form of discipline or retaliation for reporting in good faith. Retaliation against anyone who provides information or otherwise assists in an investigation or proceeding regarding any conduct that the Associate believes in good faith constitutes a violation of applicable laws or regulations, our Code, or the Company’s related policies is prohibited and will, in itself, be treated as a violation of our Code of Conduct.

Reporting Channels

If you have questions, concerns, or need to report a known or suspected violation, contact the Compliance and Ethics Hotline at 1-800-435-5858, where you can report your concern confidentially or anonymously.

Complying with the Code of Conduct

To maintain the highest standards of integrity, we must dedicate ourselves to complying with our Code, Company policies and procedures and applicable laws and regulations. Violations of our Code not only damage our Company's standing in the communities we serve--they may also be illegal. Associates involved in violating our Code will likely face negative consequences.

The Company will take the appropriate disciplinary action in response to each case, up to and including termination. In addition, Associates involved may be subject to government fines or criminal or civil liability.

Discrimination

Car-Mart does not tolerate discrimination on a prohibited basis. We recognize that highly productive and diverse Associates are essential to our success and should be given opportunities to flourish in a barrier-free, non-discriminatory environment. We will conduct all employment practices including activities relating to recruiting, hiring, benefits, leaves of absence, training, transfer, promotion, job assignments, compensation, corrective action and termination in a nondiscriminatory manner.

We conduct business without regard to, and do not discriminate because of, an Associate's race, color, religion, creed, sex, gender identity, sexual orientation, age, disability, pregnancy, national origin, genetic information or ancestry, as well as citizenship, marital, veteran, and family and medical leave status or any other status protected by law.

Consumer Finance

The following policies reflect the views of America’s Car-Mart concerning Consumer Finance. All Car-Mart Associates, Management, Officers and Board Members are expected to adhere to these policies.

Fair Lending: The Company does not discriminate against any applicant with respect to any aspect of a credit transaction on the basis of sex, marital status, race, color, religion, national origin, age (provided the applicant has the legal capacity to enter into a binding contract), the fact that all or part of the applicant’s income is derived from a public assistance program, the applicant’s good faith exercise of rights under the Consumer Credit Protection Act (15 U.S.C. §§ 1601 et seq.) (“prohibited basis” or “ECOA prohibited basis”), sexual orientation, military status, familial status, or disability (“nondiscrimination category”). This prohibition applies to “any aspect of a credit transaction”, which means any stage or element of the credit process, which includes application, credit evaluation, credit decision, credit terms, servicing, collection and payoff. All Personnel shall treat all Customers and prospective Customers fairly and consistently throughout the entire credit process without regard to prohibited basis or nondiscrimination category.

Anti-UDAAP: The goal of the Anti-UDAAP Program is to carry out the Company’s commitment and actively work to prevent the Company from engaging in UDAAP or providing substantial assistance to others engaged in UDAAPs. The Anti-UDAAP Program applies to all aspects of all credit products and services offered by the Company (collectively “Credit Products”) and across all of the Company’s operations, including marketing, underwriting, servicing, collection, loss mitigation, and payoff activities (collectively “Operations”). It applies throughout the entire lifecycle of the Credit Products (“Lifecycle”) and to all Company persons, including all Associates, the Board of Directors and Service Providers.

Complaint Management: The Company will handle all Customer complaints responsibly, equitably and with care. The Company will work to resolve each matter promptly, reasonably and in compliance with applicable laws. Associates will be professional, courteous, and receptive when dealing with Customers. Customers will be kept informed of the progress of their complaint throughout the complaint handling process.

Privacy: The Company’s Associates and Service Providers, in the course of their regular business, may regularly receive and transmit sensitive personal information about Customers. The Company is committed to keeping Customer Information confidential in compliance with all applicable Privacy Laws and to safeguard Customer Information from unauthorized disclosure and use. The Company is committed to complying with all other requirements of Privacy Laws including, but not limited to, providing privacy notices.

Harassment

Every Associate has a right to a work environment free from harassment, regardless of whether the harasser is a co-worker, manager, Customer, vendor or visitor. Harassment can include any behavior (verbal, visual or physical) that creates an intimidating, offensive, abusive or hostile work environment. In addition, any harassment that either impacts or influences wages, hours, working conditions or employment advantages is specifically prohibited. Unlawful harassment includes harassment based on race, color, religion, creed, sex, gender identity, sexual orientation, age, disability, national origin or ancestry, as well as citizenship, marital, veteran, and family and medical leave status, or any other status protected by law. Sexual harassment includes harassment of a sexual nature of a person of the same or opposite sex as the harasser. Associates should refer to the Car-Mart Non-Harassment Policy for more information or contact the Company’s Associate Support Department, Compliance Department or call the Ethics and Compliance Hotline at 1-800-435-5858.

Fair Wages

Our Company is committed to following all applicable wage and hour laws and regulations. To help ensure that all work performed for Car-Mart is compensated correctly, Associates compensated on the basis of hours worked must report and record time accurately in accordance with established procedure.

Workplace Safety and Violence Prevention

Our Company strives to provide a safe and healthy workplace for Associates, Customers and visitors to its premises. All managers have responsibility for ensuring proper safety and health conditions for their Associates. Management is committed to maintaining industry standards in all areas of Associate safety and health. To support this commitment, Associates are responsible for observing all safety and health rules, practices and laws that apply to their jobs, and for taking precautions necessary to protect themselves, their coworkers and visitors. Associates are also responsible for immediately reporting accidents, injuries, occupational illnesses and unsafe practices or conditions to their manager.

Threats, acts of violence and physical intimidation are strictly prohibited. Possession of weapons on the job or on Company premises is prohibited, unless permitted by law. No talk of violence or joking about violence will be tolerated.

As is the case with any violation of the Code, Associates have a responsibility to report any unsafe behavior or condition regardless of whether they are directly involved or a witness

Proprietary and Confidential Information

In carrying out Car-Mart's business, Associates, officers and directors often learn confidential or proprietary information about our Company, its Customers, prospective Customers, or other third parties. Associates, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any nonpublic information concerning Car-Mart, including its businesses, financial performance, much of the information we share internally—costs of vehicles, financing terms, rates of return, delinquency percentages, accounting and financial information, personnel information, etc.—is confidential and is not to be shared with anyone who does not have a “need to know” for such information.

Theft or Fraud

Fraud or deception in any form, whether perpetrated on the Company, our vendors, our Customers, or your co-workers, can constitute a criminal act and will not be tolerated. Stealing from the Company, its vendors, Customers, or your coworkers, regardless of the value or nature of the item, are grounds for immediate termination. As a matter of Company policy we will investigate all reported incidents of theft and/or fraud. If necessary we will involve the local police, discipline the guilty party(ies) and where appropriate, prosecute those involved.

Proper Use of Electronic Media

Our Company uses global electronic communications and resources as routine parts of our business activities. However, they can present risks. Therefore, it is essential that electronic resources used to perform Company business are protected to ensure that these resources are accessible for business purposes and operated in a cost-effective manner, that our Company's reputation is protected, and that we minimize the potential for legal risk.

Social media is of growing importance in the marketplace. It enables us to learn from and share information with our stakeholders, as well as communicate with the public about our Company. In addition to following all Company policies, a general rule to remember when utilizing social media is to think about the effect of statements that you make. Keep in mind that these transmissions are permanent and easily transferable, and can affect our Company's reputation and relationships with coworkers and Customers.

When using social media tools like blogs, Facebook, Twitter or wikis, ensure that you do not make comments on behalf of Car-Mart without proper authorization. Also, you must not disclose our Company's confidential or proprietary information about our business, our Vendors or our Customers.

Third Party Information Privacy

We take the protection of privacy for third parties that have entrusted us with information very seriously. We follow all applicable laws and regulations directed toward privacy and information security. We must safeguard all confidential information third parties share with us by ensuring that their information is only used for the reasons for which the information was gathered. If you do not have a business reason to access this information, you should not do so. If you do, you must also take steps to protect the information against unauthorized use or release.

Anti-Money Laundering

Money laundering is a global problem with far-reaching and serious consequences. Money laundering is defined as the process of converting illegal proceeds so that funds are made to appear legitimate, and it is not limited to cash transactions. Complex commercial transactions may hide financing for criminal activity such as terrorism, illegal narcotics trade, bribery, and fraud. Involvement in such activities undermines our integrity, damages our reputation and can expose Car-Mart and individuals to severe sanctions. Our Company forbids knowingly engaging in transactions that facilitate money laundering or result in unlawful diversion. Beyond this, America’s Car-Mart is subject to Federal laws under the Office of Foreign Assets Control (“OFAC”). OFAC is an office within the Department of Treasury that administers certain laws and executive orders that protect the United States and furthers U.S. foreign policy and national security objectives. OFAC’s primary mission is to administer and enforce economic sanctions against targeted foreign countries and regimes, terrorists and terrorist organizations, weapons of mass destruction proliferators, narcotic traffickers, and others, to further U.S. national security, foreign policy, and economic objectives. Under Presidential national emergency powers and specific legislation, OFAC has the power to prohibit certain transactions and to block assets.

We take affirmative steps to detect and prevent unacceptable or illegal forms of payment and financial transactions. Anti-money laundering laws of the United States and other countries and international organizations require transparency of payments and the identity of all parties to transactions. We are committed to full compliance with anti-money laundering laws throughout the world and will conduct business only with reputable Customers involved in legitimate business activities and transactions.

For questions regarding OFAC policy or procedures, contact the Compliance Department.

Selection and Use of Third Parties/Procurement

We believe in doing business with third parties that embrace and demonstrate high principles of ethical business behavior. We rely on vendors, contractors, and consultants to help us accomplish our goals. They are part of the Car-Mart team and should be treated according to our values. To create an environment where our vendors have an incentive to work with Car-Mart, they must be confident that they will be treated in an ethical manner. We offer fair opportunities for prospective third parties to compete for our business. The manner in which we select our vendors and the character of the vendors we select reflect on the way we conduct business.

Anti-corruption / Anti-bribery (combines FCPA & Improper Payments and Bribes)

The United States has laws that prohibit bribery, kickbacks, and other improper payments. No Car-Mart Associate, officer, agent, or independent contractor acting on our behalf may accept, offer, or provide bribes or other improper benefits in order to obtain business or an unfair advantage. A bribe is defined as directly or indirectly offering or accepting anything of value (e.g., gifts, money, or promises) to influence or induce action, or to secure an improper advantage.

We expect all Associates, officers, agents, and independent contractors acting on behalf of Car-Mart to strictly abide by these laws.

Gifts and Entertainment

We do not permit any of our Associates to accept gifts of any value from those with whom we do business. The giving or accepting of bribes, inappropriate, lavish or repeated gifts, or other benefits is always prohibited, even if acceptable by local custom. Similarly, requesting or soliciting gifts or services, or requesting contributions from vendors, or other business partners for yourself or the Company, is prohibited, except with regard to charitable organizations specifically sanctioned or supported by our Company.

If an Associate does receive a goodwill gift of food given in the spirit of the holidays (cookies, cakes, etc.) it must be shared with all Associates in the location and not be taken home as a personal gift. If you are offered or given a gift that you cannot decline for any reason (e.g., something shipped directly to you without prior notice), immediately report it to your manager.

Maintain Accurate Financial Records / Internal Accounting Controls

Accurate and reliable records are crucial to our business. We are committed to maintaining accurate Company records and accounts in order to ensure legal and ethical business practices and to prevent fraudulent activities. We are responsible for helping ensure that the information we record, process, and analyze is accurate, and recorded in accordance with applicable legal or accounting principles. We also need to ensure that it is made secure and readily available to those with a need to know the information on a timely basis. Company records include payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files, and all other records maintained in the ordinary course of our business. All Company records must be complete, accurate, and reliable in all material respects. There is never a reason to make false or misleading entries. Undisclosed or unrecorded funds, payments, or receipts are inconsistent with our business practices and are prohibited.

Manage Records Properly

Our records are our Company memory, providing evidence of actions and decisions and containing data and information critical to the continuity of our business. Records consist of all forms of information created or received by the Company, whether originals or copies, regardless of media. Examples of Company records include paper documents, e-mail, electronic files stored on disk, tape or any other medium (CD, DVD, USB data storage devices, etc.) that contains information about our Company or our business activities.

All records are the property of Car-Mart and should be retained in accordance with our Records Retention Policy. We are responsible for properly labeling and carefully handling confidential, sensitive, and proprietary information and securing it when not in use. All aspects of Car-Mart business are subject to document retention. We do not destroy official Company documents or records before the retention time expires, but do destroy documents when they no longer have useful business purpose. Refer to the Records Retention Schedule for more specific retention and destruction guidelines. Direct all questions on document retention to the Compliance department.

Accurate and Timely Periodic Reports – Your Role

As a public Company, we are committed to providing investors with full, fair, accurate, timely and understandable disclosures in the periodic reports we are required to file or submit to the Securities and Exchange Commission and in other public communications. It is of critical importance that the Company’s filings and submissions with the Securities and Exchange Commission be accurate and timely. The Company must fairly and timely report the Company’s financial results and condition. To this end, the Company will: (1) comply with all generally accepted accounting principles at all times; (2) maintain books and records that accurately and fairly reflect the Company’s transactions; (3) prohibit the establishment of any undisclosed or unrecorded funds or assets; (4) maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management in a timely fashion, particularly during periods in which the Company’s period reports are being prepared; and (5) present information in a clear, understandable and orderly manner. Depending on your position with the Company, you may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. We expect you to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements, and to accurate information and reports that are used in the preparation of the Company’s financial statements.

Avoiding Conflicts of Interest

We have an obligation to make sound business decisions in the best interests of the Company without the influence of personal interests or gain. Our Company requires you to avoid any conflict, or even the appearance of a conflict, between your personal interests and the interests of our Company. A conflict exists when your interests, duties, obligations or activities, or those of a family member are, or may be, in conflict or incompatible with the interests of America’s Car-Mart, Inc. Conflicts of interest expose our personal judgment and that of our Company to increased scrutiny and criticism and can undermine our credibility and the trust that others place in us.

Should any business or personal conflict of interest arise, or even appear to arise, you should disclose it immediately to leadership for review. In some instances, disclosure may not be sufficient and we may require that the conduct be stopped or that actions taken be reversed where possible. As it is impossible to describe every potential conflict, we rely on you to exercise sound judgment, to seek advice when appropriate, and to adhere to the highest standards of integrity.

Insider Trading

You are prohibited from trading or enabling others to trade Company stock or stock of another Company - such as a Customer, vendor, competitor, potential acquisition or alliance - while in possession of material nonpublic information ("inside information") about that Company. Material information is any information that an investor might consider important in deciding whether to buy, sell, or hold securities. Information is considered non-public if it has not been adequately disclosed to the public. Information is not considered public until the first business day after it has been disclosed to the public. All non-public information about Car-Mart or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including "tipping" others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. We must exercise the utmost care when handling material inside information.

Communicating with External Parties

Car-Mart Associates are not authorized to speak with the media, investors, and analysts on behalf of our Company unless authorized by our Corporate Office. Unless authorized, do not give the impression that you are speaking on behalf of Car-Mart in any communication that may become public. This includes posts to online forums, social media sites, blogs, chat rooms, and bulletin boards. This policy also applies to comments to journalists about specific matters that relate to our businesses, as well as letters to the editor and endorsements of products or services.

Political Activities and Contributions

You may support the political process through personal contributions or by volunteering your personal time to the candidates or organizations of your choice. These activities, however, must not be conducted on Company time or involve the use of any Company resources such as telephones, computers or supplies. You may not make or commit to political contributions on behalf of Car-Mart.

Charitable Contributions

We support community development throughout the U.S. Car-Mart Associates may contribute to these efforts, or may choose to contribute to organizations of their own choice. However, as with political activities, you may not use Company resources to personally support charitable or other non-profit institutions not specifically sanctioned or supported by our Company. You should consult the legal department or the Ethics and Compliance Hotline at 1-800-435-5858 if you have questions about permissible use of Company resources.

Environmental Stewardship

We are committed to conducting business in an environmentally responsible manner and strive to improve our performance to benefit our Associates, Customers, communities, shareholders, and the environment. We use energy wisely and efficiently and employ technology to minimize any risk of environmental impact. Associates whose work affects environmental compliance must be completely familiar with the permits, laws, and regulations that apply to their work. All Associates are responsible for making sure that Car-Mart business is conducted in compliance with all applicable laws and in a way that is protective of the environment.